SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )(1)


                         EASYLINK SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  277 84T 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               ROBERT S. FEIT, VICE PRESIDENT - LAW AND SECRETARY
                 AT&T CORP., ONE AT&T WAY, BEDMINSTER, NJ 07921
                                 (908) 221-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 277 84T 101                  13D                    Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                         AT&T Corp., IRS No. 13-4924710
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF     2,423,980 (Number updated to reflect Company's 10-for-1 reverse stock split (the "Split"), which occurred on January 23, 2002)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                - 0 -
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                        2,423,980
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   2,423,980
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                       [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     14.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  277 84T 101                13D                     Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Class A Common Stock of Easylink Services Corporation. The principal business address of the issuer is 399 Thornall Street, Edison, NJ 08837.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  AT&T Corp. ("AT&T")

     (b)  One AT&T Way, Bedminster, NJ  07921

     (c) AT&T is a major participant in the communications industry. The attached Schedule I is a list of the executive officers and directors of AT&T which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and AT&T has no controlling person or corporation.

  (d),(e) During the last five years, neither AT&T nor, to the best of AT&T's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  a New York corporation

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the restructuring of approximately $35,000,000 of indebtedness (the "Indebtedness") owed by the Issuer to AT&T, including the retirement of portions of the Indebtedness and an extension of the maturity date with respect to the remaining indebtedness, the Issuer transferred 14,239,798 (later adjusted to 1,423,980 to give effect to the Split) shares of its Class A Common Stock to AT&T and gave AT&T immediately exercisable warrants to purchase an additional 10,000,000 (1,000,000 post-split) shares at a price of $0.61 ($6.10 post-split) per share. The Indebtedness was created by the Issuer's default under the terms of a promissory note made by the Issuer in favor of AT&T. The promissory note evidenced the Issuer's obligation to pay AT&T for certain services under a Transition Services Agreement by and between the Issuer and AT&T, dated as of January 31, 2001.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

As a result of the previous restructuring of the Indebtedness AT&T currently owns 1,423,980 shares of the Issuer's Class A Common Stock (the "Shares")
plus immediately exercisable warrants (the "Warrants") to purchase an additional 1,000,000 shares of the Issuer's Class A Common Stock at a price of $6.10 per share, and a Promissory Note of the Issuer in the stated principal amount of $10,000,000 (the "Note"). On February 27, 2003, AT&T and PTEK Holdings, Inc. ("PTEK") entered into a Share Purchase Agreement regarding the sale of the Shares to PTEK for $825,908 and a Note Purchase Agreement regarding the transfer of the Note for $3,174,092 and a warrant to purchase shares of PTEK Stock. Both Agreements are being filed as exhibits to this filing.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) AT&T is the beneficial owner of the Shares and the Warrants. The Shares together with the Warrants represent approximately 14.3% of the total number of shares of the Class A Common Stock of the Issuer as of September 30, 2002. To the knowledge of the Reporting Person, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock or other securities of the Issuer.

     (b) AT&T maintains the power to vote or to direct the voting of, and the power to dispose of, or to direct the disposition of, the Shares.

     (c) Except as otherwise set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has executed transactions in the Common Stock during the past 60 days.

     (d) Except for the Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AT&T and the Issuer are parties to a Registration Rights Agreement dated as of June 1, 2001, with respect to the Shares. AT&T and the Issuer are also parties to an Accession Agreement dated November 27, 2001, as well as a Modification Agreement dated as of June 2, 2001. Copies of these Agreements are exhibits to AT&T's Form 13D filed with respect to the Shares on December 26, 2001.

AT&T and PTEK are parties to a Share Purchase Agreement with respect to the Shares, as well as a Note Purchase Agreement. Both agreements are dated February 27, 2003 and are attached hereto.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

1. Share Purchase Agreement between AT&T Corp. and PTEK Holdings, Inc. dated February 27, 2003.
2. Note Purchase Agreement between AT&T Corp. and PTEK Holdings, Inc. dated February 27, 2003.
________________________________________________________________________________

CUSIP No.  277 84T 101                13D                     Page 4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 6, 2003
                                        ----------------------------------------
                                                         (Date)


                                                     /s/  Robert S. Feit
                                                     -----------------------
                                                          Robert S. Feit
                                        ----------------------------------------
                                                       (Signature)


                                           Vice President - Law and Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule I

David W. Dorman         - Chairman and Chief Executive Officer
Betsy J. Bernard        - President
James W. Cicconi        - General Counsel and Executive Vice President - Law &
                          Government Affairs
Nicholas S. Cyprus      - Vice President and Controller
Edward M. Dwyer         - Vice President and Treasurer
Hossein Eslambolchi     - President - AT&T Labs & Chief Technology Officer and
                          AT&T Business Chief Information Officer
Robert S. Feit          - Vice President - Law & Secretary
Mirian M. Graddick-Weir - Executive Vice President - Human Resources
Thomas W. Horton        - Senior Executive Vice President and Chief Financial
                          Officer
Frank Ianna             - Executive Vice President and Chief Quality Officer and
                          President AT&T Network Services
John C. Petrillo        - Executive Vice President - Corporate Strategy &
                          Business Development
John Polumbo            - President and CEO - AT&T Consumer
Constance K. Weaver     - Executive Vice President - Public Relations and Brand
                          Management
Kenneth T. Derr         - Director; Chairman of the Board, Retired - Chevron
                          Corporation
M. Kathryn Eickhoff     - Director; President, Eickhoff Economics Incorporated
Frank C. Herringer      - Director; Chairman, Transamerica Corporation
Amos B. Hostetter, Jr.  - Director; Chairman - Pilot House Associates
Shirley A. Jackson      - Director; President, Rensselaer Polytechnic Institute
Jon C. Madonna          - Director; Chairman, DigitalThink, Inc.
Donald F. McHenry       - Director; President, the IRC Group, LLC
Tony L. White           - Director; Chairman, President and CEO, Applera
                          Corporation

                                                                       Exhibit 1



                            SHARE PURCHASE AGREEMENT

         This SHARE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of February 27, 2003, by and between AT&T Corp., a New York corporation ("Seller") and PTEK Holdings, Inc., a Georgia corporation ("Purchaser").

                                    RECITALS:

         A. Seller is the beneficial and record owner of 1,423,980 of the issued and outstanding shares (the "Shares") of Class A common stock of Easylink Services Corporation, a Delaware corporation (the "Company").

         B. Seller desires to sell, convey, transfer and assign to Purchaser, and Purchaser desires to purchase, take and assume from Seller, the Shares, all on and subject to the conditions contained in this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

                              I. PURCHASE AND SALE

         1.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Seller agrees to sell, convey, transfer and assign to Purchaser free and clear of all liens, claims, encumbrances, hypothecations, security interests, pledges, mortgages, deeds of trust, rights of first refusal, restrictions (other than restrictions and applicable restrictive legends under applicable federal and state securities laws) and rights of others, however evidenced, created or arising (collectively, the "Liens"), and Purchaser agrees to purchase, take and assume from Seller, the Shares.

         1.2 Consideration. In consideration of the transfer to Purchaser of the Shares upon the terms and subject to the conditions set forth in this Agreement, Purchaser will deliver to Seller at the Closing (as herein defined) the sum of Eight Hundred Twenty-Five Thousand Nine Hundred and Eight Dollars ($825,908) (the "Cash Consideration").

         1.3 Closing. The purchase and sale of the Shares (the "Closing") will occur at the offices of Kilpatrick Stockton LLP at 1100 Peachtree Street, Suite 2800, Atlanta, Georgia, as promptly as practicable (but in any event no later than 3 business days) following the satisfaction or waiver of the conditions to Closing described in Section 1.5, or on such other date as the parties hereto may agree (the "Closing Date"). The Closing shall occur simultaneously with the closing of the transactions contemplated by that certain Note Purchase Agreement, dated the date hereof, by and between Seller and Purchaser (the "Note Purchase Agreement").

         1.4  Closing Deliveries.

         (a) Deliveries of Seller. At the Closing, Seller will deliver to Purchaser a stock certificate or certificates representing the Company Shares, duly endorsed in blank or accompanied by stock powers in form and substance satisfactory to Purchaser and signed in blank.

         (b) Deliveries of Purchaser. At the Closing, Purchaser will deliver to Seller the Cash Consideration, by wire transfer of immediately available funds to the account specified in writing by Seller no later than 10:00 a.m. on the business day immediately preceding the Closing Date.

         1.5  Conditions to Closing.

         (a)  Conditions  to  Purchaser's  Obligations.     The  obligations  of
Purchaser under this Agreement to be performed on the Closing Date are subject to the satisfaction or waiver by Purchaser of each of the following conditions:

                  (i) Each of the representations and warranties of Seller specified in or referenced in this Agreement will be true and correct as of the Closing Date, and Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller to that effect;

                  (ii) Each of the covenants in this Agreement to be performed or complied with by Seller on or prior to the Closing Date will have been so performed or complied with;

                  (iii) Seller shall have executed and delivered each of the documents, agreements, instruments or other writings required by the terms of this Agreement to be so executed and delivered by Seller at or prior to the Closing;

                  (v) No suit, investigation, action or other proceeding by any governmental entity, agency or instrumentality will be threatened or pending against Seller or Purchaser before any court or governmental agency that could reasonably be expected to result in any restraint, prohibition or the obtaining of damages or other relief against Seller or Purchaser in connection with this Agreement or the consummation of the transactions contemplated hereby and

                  (vi) Each of the conditions to the Purchaser's obligation to consummate the transactions contemplated by the Note Purchase Agreement shall have been satisfied or waived by Purchaser.

         (b) Conditions to Seller's Obligations. The obligations of Seller under this Agreement to be performed on the Closing Date are subject to the satisfaction or waiver by Seller of each of the following conditions:

                  (i) All of the representations and warranties of Purchaser specified in Section 2.1 of this Agreement will be true and correct as of the Closing Date, and Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser to that effect;

                  (ii) Purchaser shall have executed and delivered each of the documents, agreements, instruments or other writings required by the terms of this Agreement to be so executed and delivered by Purchaser at or prior to the Closing;

                  (iii) No suit, investigation, action or other proceeding by any governmental entity, agency or instrumentality will be threatened or pending against Seller or Purchaser before any court or governmental agency that could reasonably be expected to result in any restraint, prohibition or the obtaining of damages or other relief against Seller or Purchaser in connection with this Agreement or the consummation of the transactions contemplated hereby; and

                  (iv)  Each  of  the  conditions  to  Seller's  obligation   to
         consummate the transactions contemplated by the Note Purchase Agreement shall have been satisfied or waived by Seller.

         1.6 Termination. If the Closing has not occurred by December 31, 2003, each of Seller and Purchaser shall be entitled to terminate this Agreement, by written notice to the other party hereto, provided that neither party shall be entitled to terminate this Agreement if the failure of the Closing to have occurred is due to a material breach of this Agreement by such party.

                       II. REPRESENTATIONS AND WARRANTIES

         2.1 Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

         (a) Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. Purchaser has the requisite corporate power to own its properties and to conduct its business as it is currently being conducted.

         (b) Authority. Purchaser has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement, and the consummation by Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming it constitutes a valid and binding obligation of Seller, constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (c) Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any federal, state, local or foreign court or governmental or regulatory authority (a "Governmental Entity") which has not been received or made, is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby or thereby, except for any consents, approvals, authorizations, filings or notices which, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser's ability to perform its obligations under this Agreement (a "Purchaser Material Adverse Effect").

         (d) No Violation. Neither the execution and delivery of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated hereby will constitute a breach or default under (or an event which, with the lapse of time or the giving of notice, or both, could constitute a breach or default) or violate or conflict with any oral or written contract, agreement or instrument to which Purchaser is a party or by which any of its assets may be bound, limited or otherwise affected, or under any order, judgment, decree or writ applicable to Purchaser or any of its assets except to the extent any such breach, default, violation or conflict would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

         (e) Broker's Fee. Purchaser has not made any agreement or taken any other action which might cause anyone to become entitled to a broker's or finder's fee on commission as a result of the transactions contemplated under this Agreement.

         2.2 Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:

         (a) Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Seller has the requisite corporate power to own its properties and to conduct its business as it is currently being conducted.

         (b) Authority. Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming it constitutes a valid and binding obligation of Purchaser, constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (c) Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or any other person or entity which has not been received or made, is required by or with respect to Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby except for any consents, approvals, authorizations, filings or notices which, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller's ability to perform its obligations under this Agreement or on Purchaser's ability to exercise its rights as a first priority, perfected secured party under any of the Security Documents after the Closing (a "Seller Material Adverse Effect").

         (d) No Violation. Neither the execution and delivery by Seller of this Agreement nor the consummation by Seller of the transactions contemplated hereby will constitute a breach or default under (or an event which, with the lapse of time or the giving of notice, or both, could constitute a breach or default) or violate or conflict with any oral or written contract, agreement or instrument to which Seller is a party or by which any of its assets may be bound, limited or otherwise affected, or under any order, judgment, decree or writ applicable to Seller or any of its assets, except to the extent any such breach, default, violation or conflict would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

         (e) Title to Shares. The sale and delivery of the Shares as contemplated by this Agreement is not subject to any preemptive right or right of first refusal, "tag along" or similar right, or right of redemption or repurchase. Seller owns all record and beneficial title, right and interest in and to the Shares. Upon delivery of the Shares to Purchaser as provided in
Section 1.4, Purchaser will acquire sole beneficial ownership of the Shares, and upon registration of the transfer of the Shares with the Company's transfer agent, Purchaser will acquire sole record ownership of each of the Shares, in each case free and clear of all Liens (other than restrictions and applicable restrictive legends under applicable federal and state securities laws).

         (f) Broker's Fee. Seller has not made any agreement or taken any other action which might cause anyone to become entitled to a broker's or finder's fee or commission as a result of the transactions contemplated under this Agreement.

         (g) Registration Statement. The sale of the Company Shares to Purchaser hereunder has been registered under the Securities Act, pursuant to that certain Registration Statement on Form S-3 (Reg. No. 333-76578), as amended (the "Registration Statement"), which Registration Statement has been declared effective by the Securities and Exchange Commission and remains effective under the Act. Seller has delivered to Purchaser a copy of the prospectus included in the Registration Statement, including each amendment or supplement thereto, which prospectus (as so amended or supplemented) complies with the requirements of the Securities Act. Seller has provided Purchaser with a true and correct copy of that certain Registration Rights Agreement of the Company dated as of June 1, 2001, relating to the Company Shares, as in effect on the date hereof (the "Registration Rights Agreement"). The Company has not notified Seller of
(i) any event or any other  facts or  circumstances  pursuant  to clause  (a) of
Section 2.03(g) of the Registration Rights Agreement, or (ii) any request for any amendment or supplement to the Registration Statement or the prospectus included therein or of any intent by the Company to prepare any such amendment or supplement pursuant to clause (b) of such section 2.03. Seller further confirms that is has not received any notification of the happening of any event, or any request by the Company to discontinue its disposition of securities under the Registration Statement, in each case as contemplated by
Section 2.06 of the Registration Rights Agreement. Assuming Purchaser is not an affiliate of the Company within the meaning of the Securities Act, immediately following the Closing the Company Shares may be freely resold by Purchaser without registration under the Securities Act.

         (h)  Status of Agreements with the Company.  Schedule 2.2(h) sets forth
(i) a list of each instrument or agreement to which Seller or any of its subsidiaries or affiliates (each a "Seller Party") and the Company or any of its subsidiaries or affiliates (each a "Company Party") is a party that provides for the payment or receipt of amounts in excess of $20,000 per month in the aggregate or under which any Seller Party has paid or received amounts in excess of $20,000 per month in the aggregate at any time within the preceding six months, (ii) a brief description of the nature of each such instrument or agreement, and (iii) any amount owed under each such instrument or agreement as of the date of this Agreement, including a statement of the number of days that any such amount is past due as of the date hereof. No Seller Party to any such instrument or agreement is in breach or default thereof and, to the knowledge of Seller, no Company Party is in breach or default thereof.

         (i) Full Disclosure. Neither this Agreement nor any other document, agreement, instrument or writing delivered by or on behalf of Seller in connection with the transactions contemplated hereby or thereby contains any untrue statement of the material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, viewed as a whole, in light of the circumstances under which they were made, not misleading.

                              III. INDEMNIFICATION

         3.1 Seller's Indemnity. Seller agrees to indemnify and hold harmless Purchaser and its directors, officers, employees, shareholders and agents (the "Purchaser Indemnitees") from and against any and all liabilities, losses (including diminution of value), claims, damages (including amounts paid in settlement), costs and expenses (including, without limitation, costs of investigation and reasonable attorneys' fees and disbursements) (collectively, "Losses") incurred by them as a result of or based upon or arising out of any breach of any representation, warranty, covenant or agreement of Seller under this Agreement.

         3.2 Purchaser's Indemnity. Purchaser agrees to indemnify and hold harmless Seller and its directors, officers, employees, shareholders and agents (the "Seller Indemnitees") from and against any and all Losses incurred by them as a result of, or based upon or arising from any breach of any representation, warranty, covenant or agreement of Purchaser under this Agreement.

         3.3  Notice and Resolution of Claims.

         (a) Notices. Each person or entity entitled to indemnification pursuant to Section 3.1 or 3.2 (an "Indemnitee") shall give written notice to the party from whom such indemnification is sought (the "Indemnifying Party") promptly after obtaining knowledge of any claim that it may have under Section
3.1 or 3.2, as applicable. The notice shall set forth in reasonable detail the claim and the basis for indemnification. Failure to give written notice in a timely manner shall not release the Indemnifying Party from its obligations under Section 3.1 or 3.2, as applicable, except to the extent that such failure materially prejudices the ability of the Indemnifying Party to contest the claim.

         (b) Defense of Third Party Claims. If a claim for indemnification pursuant to Section 3.1 or 3.2 shall arise from a demand, claim, action, suit, proceeding or investigation by a third party (a "Third Party Claim"), the Indemnifying Party may assume the defense of the Third Party Claim, provided the Indemnifying Party proceeds with diligence and in good faith with respect thereto. If the Indemnifying Party assumes the defense of the Third Party Claim, the defense shall be conducted by counsel chosen by the Indemnifying Party, provided that the Indemnitee shall retain the right to employ its own counsel and participate in the defense of the Third Party Claim at its own expense (which will not be recoverable from the Indemnifying Party under this Article III or otherwise). In addition, the Indemnitee may employ separate counsel, and the Indemnifying Party shall bear the expenses of such separate counsel, if (i) in the written opinion of counsel chosen by the Indemnifying Party, use of that counsel would be expected to give rise to a conflict of interest, (ii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the assertion of any such claim or institution of any such action or proceeding, or (iii) the Indemnifying Party shall authorize the Indemnified Party in writing to employ separate counsel at the expense of the Indemnifying Party. In no event shall the Indemnifying Party be obligated to pay the fees and expenses of more than one counsel (together with any reasonably necessary local counsel) for all Indemnified Parties with respect to any claim indemnified under this Article III. Notwithstanding the foregoing provisions of this Section 3.3(b), (i) no Indemnifying Party shall be entitled to settle any Third Party Claim for which indemnification is sought under this Article III without the Indemnitee's prior written consent unless as part of such settlement the Indemnitee is fully and unconditionally released from all liability and Losses with respect to the Third Party Claim and the settlement does not impose any equitable remedy on the Indemnitee, or require the Indemnitee to admit any wrongdoing, and (ii) no Indemnitee shall be entitled to settle any Third Party Claim for which indemnification is sought under
Section 3.1 or Section 3.2 without the Indemnifying Party's prior written consent unless as part of the settlement the Indemnifying Party is fully and unconditionally released from all liability and Losses with respect to the Third Party Claim and the settlement does not impose any equitable remedy on the Indemnifying Party, or require the Indemnifying Party to admit any wrongdoing.


                                IV. MISCELLANEOUS

         4.1 Notice. Any notice, consent, waiver or demand pursuant to or in connection with this Agreement must be in writing and will be deemed to be delivered when personally delivered or when actually received by facsimile transmission, overnight courier of national reputation or United States mail, at the address or facsimile number stated below (or at such other address or facsimile number as such party may designate by written notice to the other party hereto), with copies of any such communication to Purchaser sent to the person indicated:

         SELLER:

                  AT&T Corp.
                  One AT&T Way
                  Room 3A123
                  Bedminster, NJ  07921
                  Attn:    Robert S. Feit, Esq.
                           Vice President-Law and Secretary
                  Facsimile:  908-234-7871


         PURCHASER:

                  PTEK Holdings, Inc.
                  3399 Peachtree Road, NE
                  The Lenox Building, Suite 700
                  Atlanta, GA 30326
                  Attn:    Patrick G. Jones, Esq.
                           Executive Vice President and Chief Legal Officer
                  Facsimile:  404-262-8540

         Copy to:

                  Kilpatrick Stockton LLP
                  Suite 2800
                  1100 Peachtree Street
                  Atlanta, GA  30309
                  Attn:    Daniel T. Falstad, Esq.
                  Facsimile:  404-541-3196

         4.2 Transfer Taxes and Other Costs. Seller will pay all sales, use, transfer, stamp, conveyance, value added or other similar taxes, duties, excise or governmental charges imposed by any United States or state taxing authority, and all recording or filing fees, notarial fees and other similar costs of the Closing with respect to the transfer of the Shares or otherwise on account of this Agreement or the transactions contemplated hereby, if any.

         4.3 Exhibits. The exhibits attached hereto and referred to herein are incorporated herein and made a part of this Agreement for all purposes.

         4.4 Entire Agreement. This Agreement and the agreements and documents delivered hereunder constitute the entire agreement among the parties hereto with respect to the subject matter hereof and there are no understandings, representations, warranties or agreements relative hereto which are not fully expressed herein. No change, waiver or discharge of this Agreement will be valid unless in writing and executed by the party against whom such change, waiver or discharge is sought to be enforced

         4.5 Assignment. This Agreement will apply to, inure to the benefit of, and be binding upon and enforceable against the parties to this Agreement and their respective legal representatives, successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party; provided, however, that Purchaser shall be permitted to assign its rights and obligations under this Agreement to any affiliate of Purchaser without Seller's consent.

         4.6  Governing Law.   This Agreement, and the rights and obligations of
the parties hereto, will be governed by the substantive laws of the State of New York without giving effect to the principles of conflict of laws of that state.

         4.7  Captions.   Any captions, headings  and arrangements used  in this
Agreement are for convenience and do not in any way effect, limit or amplify the terms and provisions hereof.

         4.8 Expenses. Subject to Section 4.2 hereof, Seller will be responsible for its own expenses (including without limitation, legal and accounting fees) and Purchaser will be responsible for its own expenses (including, without limitation, legal and accounting fees) incurred in connection with the transactions contemplated under this Agreement, whether or not such transactions are consummated.

         4.9  Counterparts.   This  Agreement may  be executed  in any number of
separate counterparts, each of which will be deemed to be an original, but which together will constitute one and the same instrument.

         4.10 Drafting Presumption. This Agreement will be construed fairly as to each party to this Agreement regardless of which party drafted it. Each of the parties to this Agreement acknowledges and agrees that each of them played a significant and essential role in the preparation, drafting and review of this Agreement.

         4.11 Further Assurances. All deliveries, payments and other transactions and documents relating to the transactions contemplated herein shall be interdependent and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived in writing satisfaction or performance thereof as a condition precedent to Closing). In addition to taking such actions as shall be required hereunder at or prior to the Closing, each party hereto shall use all commercially reasonable efforts to cause each of the conditions to Closing set forth herein to be satisfied as promptly as practicable. Each party shall, at the request of any other party from time to time and at any time, whether on or after the Closing Date, and without further consideration, execute and deliver such deeds, assignments, transfers, assumptions, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably necessary to procure for the party so requesting, and its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any and all of the Shares, or to otherwise satisfy and perform the obligations of the parties hereunder. Without limiting the foregoing, (i) as promptly as practicable following the execution and delivery of this Agreement, Seller shall provide to Purchaser true and correct copies of all correspondence between AT&T or any of its affiliates and the Company or any of its affiliates relating in any manner to the Shares, and (ii) Seller shall, upon the request of Purchaser, in a timely manner on and after the Closing Date execute and deliver to Purchaser such other documents, releases, assignments and other instruments and take such actions as may be reasonably required to effectuate completely the transfer and assignment to Purchaser of, and to vest fully in Purchaser all of Seller's right, title and interest in and to, the Shares.

         4.12 Confidentiality. Seller shall, and shall use its best efforts to cause its representatives (including without limitation its directors, officers, employees and agents) to, hold in strict confidence and not disclose to any other person without the prior written consent of Purchaser, any information concerning the terms of this Agreement or the transactions contemplated hereby; provided, however, that Seller may disclose such information (i) if and to the extent required by a court of law or a governmental authority, but only if Seller promptly notifies Purchaser of the required disclosure so it may seek an appropriate protective order or waive compliance with the provisions of this Agreement, or (ii) if and to the extent Seller shall have been advised by counsel (which may include Seller's internal counsel) that such disclosure is otherwise required by law, but only if Seller shall notify Purchaser of the timing and substance of such disclosure in advance thereof. Seller agrees to instruct all of its respective officers, employees, agents and other representatives who shall have access to any of the information to which the foregoing undertaking relates to maintain the confidentiality of all such information and agrees to be responsible for such persons' compliance with the obligations set forth herein.


                     [Signatures appear on following page.]

         IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed on its behalf, as of the date first above written.


                                  SELLER:

                                  AT&T CORP.



                                  By:  /s/  Barbara Peda
                                       ---------------------------------
                                            Barbara Peda


                                  PURCHASER:

                                  PTEK HOLDINGS, INC.



                                  By:  /s/  Jeffrey A. Allred
                                       ----------------------------------
                                            Jeffrey A. Allred

                                                                       Exhibit 2




                             NOTE PURCHASE AGREEMENT

         This NOTE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of February 27, 2003, by and between AT&T Corp., a New York corporation ("Seller") and PTEK Holdings, Inc., a Georgia corporation ("Purchaser").

                                    RECITALS:

         A. Seller is the beneficial and record owner of that certain Promissory Note in the original stated principal amount of $35,000,000.00 and dated as of January 31, 2001, issued by Swift Telecommunications, Inc., a New York corporation, in favor of Seller, as amended, restated and replaced by that certain Amended and Restated Promissory Note in the original stated principal amount of $35,000,000.00 and dated as of January 31, 2001, issued by Mail.com, Inc., a Delaware corporation (n/k/a EasyLink Services Corporation), as further amended, restated and modified by that certain Promissory Note in the original stated principal amount of $10,000,000.00 and dated effective as of June 1, 2001, issued by EasyLink Services Corporation, a Delaware corporation (the "Company"), as the same is guaranteed and secured by the Security Documents, as defined in the Assignment and Assumption Agreement (as herein defined) (such
Promissory Note as so amended, restated, replaced, modified, guaranteed and secured, the "Secured Note").

         B. Seller desires to sell, convey, transfer and assign to Purchaser, and Purchaser desires to purchase, take and assume from Seller, the Secured Note, all on and subject to the conditions contained in this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

                              I. PURCHASE AND SALE

         1.1 Purchase and Sale of Secured Note; Assignment of Security Documents. Upon the terms and subject to the conditions contained in this
Agreement, at the Closing, (i) Seller agrees to sell, convey, transfer and assign to Purchaser free and clear of all liens, claims, encumbrances, hypothecations, security interests, pledges, mortgages, deeds of trust, rights of first refusal, restrictions (other than restrictions and applicable restrictive legends under applicable federal and state securities laws) and rights of others, however evidenced, created or arising (collectively, the "Liens"), and Purchaser agrees to purchase, take and assume from Seller, the Secured Note, and (ii) Seller agrees to convey, grant, transfer and assign to Purchaser all of its right, title and interest in and to, and Purchaser agrees to assume, observe and perform all of Seller's duties, obligations and liabilities in connection with, the Security Documents and the Related Property (as defined in the Assignment and Assumption Agreement).

         1.2 Consideration. In consideration of the transfer to Purchaser of the Secured Note and the assignment to Purchaser of Seller's rights under and to the Security Documents and the Related Property, upon the terms and subject to the conditions set forth in this Agreement, Purchaser will deliver to Seller at the Closing (as herein defined) the sum of Three Million One Hundred Seventy-Four Thousand and Ninety-Two Dollars ($3,174,092) (the "Cash Consideration") and a Warrant, substantially in the form of Exhibit A hereto, to purchase 250,000 shares of the common stock of the Purchaser (the "Purchaser Warrant").

         1.3 Closing. The purchase and sale of the Secured Note (the "Closing") will occur at the offices of Kilpatrick Stockton LLP at 1100 Peachtree Street, Suite 2800, Atlanta, Georgia, as promptly as practicable (but in any event no later than 3 business days) following the satisfaction or waiver of the conditions to Closing described in Section 1.5, or on such other date as the parties hereto may agree (the "Closing Date"). The Closing shall occur simultaneously with the closing of the transactions contemplated by that certain Share Purchase Agreement, dated the date hereof, by and between Seller and Purchaser (the "Share Purchase Agreement").

         1.4  Closing Deliveries.

         (a)  Deliveries  of  Seller.   At  the Closing, Seller  will deliver to
Purchaser:

                  (i) the Secured Note with an Allonge affixed thereto, such Allonge to be in the form attached hereto as Exhibit B;
         (ii) an Assignment and Assumption Agreement in the form attached hereto as Exhibit C, dated as of the Closing Date (the "Assignment and Assumption Agreement"), duly executed by Seller;

                  (iii) an assignment of that certain EasyLink Services (UK) Limited Negative Pledge, attached hereto as Exhibit D, in form and substance reasonably satisfactory to Purchaser;

                  (iv) an assignment of that certain Swift Comtext Limited Guarantee, attached hereto as Exhibit E, in form and substance reasonably satisfactory to Purchaser;

                  (v)  an  assignment  of  that  certain  Swift Comtext  Limited
         Debenture, attached hereto as Exhibit F, in form and substance reasonably satisfactory to Purchaser;

                  (vi) UCC financing statement amendments, in form and substance satisfactory to Purchaser, assigning to Purchaser Seller's interest as a secured party in those UCC-1 financing statements listed on Schedule 1.4(a)(vi) hereto; and

                  (vii) evidence reasonably satisfactory to Purchaser to the effect that Seller and the Company have complied with each of their respective obligations under Section 4 of the Modification Agreement (as herein defined) and similar provisions of the Secured Note.

         (b)  Deliveries of Purchaser. At the Closing, Purchaser will deliver to
Seller:

                  (i) the Cash Consideration, by wire transfer of immediately available funds to the account specified in writing by Seller no later than 10:00 a.m. on the business day immediately preceding the Closing Date;

                  (ii) the Purchaser Warrant, duly executed on behalf of the Purchaser; and

                  (iii) the Assignment and Assumption Agreement, duly executed by Purchaser.

         1.5  Conditions to Closing.

         (a) Conditions to Purchaser's Obligations. The obligations of Purchaser under this Agreement to be performed on the Closing Date are subject to the satisfaction or waiver by Purchaser of each of the following conditions:

                  (i) Each of the representations and warranties of Seller specified in or referenced in this Agreement will be true and correct as of the Closing Date, and Seller shall have delivered to Purchaser a certificate of a duly authorized officer of Seller to that effect;

                  (ii) Each of the covenants in this Agreement to be performed or complied with by Seller on or prior to the Closing Date will have been so performed or complied with;

                  (iii) Seller shall have executed and delivered each of the documents, agreements, instruments or other writings required by the terms of this Agreement to be so executed and delivered by Seller at or prior to the Closing;

                  (iv) Purchaser shall have received each of those documents, agreements, instruments or other writings duly executed by such other persons as are required to be delivered to Purchaser by the terms of this Agreement;

                  (v) No suit, investigation, action or other proceeding by any governmental entity, agency or instrumentality will be threatened or pending against Seller or Purchaser before any court or governmental agency that could reasonably be expected to result in any restraint, prohibition or the obtaining of damages or other relief against Seller or Purchaser in connection with this Agreement or the consummation of the transactions contemplated hereby; and

                  (vi) Each of the conditions to the Purchaser's obligation to consummate the transactions contemplated by that certain Share Purchase Agreement, dated the date hereof, by and between Seller and Purchaser (the "Share Purchase Agreement") shall have been satisfied or waived by Purchaser.

         (b)  Conditions  to Seller's  Obligations.   The  obligations of Seller
under this Agreement to be performed on the Closing Date are subject to the satisfaction or waiver by Seller of each of the following conditions:

                  (i) All of the representations and warranties of Purchaser specified in Section 2.1 of this Agreement will be true and correct as of the Closing Date, and Purchaser shall have delivered to Seller a certificate of a duly authorized officer of Purchaser to that effect;

                  (ii) Purchaser shall have executed and delivered each of the documents, agreements, instruments or other writings required by the terms of this Agreement to be so executed and delivered by Purchaser at or prior to the Closing;

                  (iii) No suit, investigation, action or other proceeding by any governmental entity, agency or instrumentality will be threatened or pending against Seller or Purchaser before any court or governmental agency that could reasonably be expected to result in any restraint, prohibition or the obtaining of damages or other relief against Seller or Purchaser in connection with this Agreement or the consummation of the transactions contemplated hereby; and

                  (iv)  Each  of  the  conditions  to  Seller's  obligation   to
         consummate  the   transactions   contemplated  by  the  Share  Purchase
         Agreement shall have been satisfied or waived by Seller.

         1.6  Notice of Sale.   No  later than  one (1) business  day  after the
execution and delivery of this Agreement, Seller shall give written notice to the Company of its proposed sale of the Secured Note to Purchaser on the terms set forth herein, which notice shall be substantially in the form of Exhibit G hereto, together with a written opinion of counsel to Seller satisfying the requirements of Section 13 of the Note and Section 4(b) of the Modification Agreement.

         1.7 Termination. If the Closing has not occurred by December 31, 2003, each of Seller and Purchaser shall be entitled to terminate this Agreement, by written notice to the other party hereto, provided that neither party shall be entitled to terminate this Agreement if the failure of the Closing to have occurred is due to a material breach of this Agreement by such party.

                       II. REPRESENTATIONS AND WARRANTIES

         2.1 Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

         (a) Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. Purchaser has the requisite corporate power to own its properties and to conduct its business as it is currently being conducted.

         (b) Authority. Purchaser has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement, and the consummation by Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming it constitutes a valid and binding obligation of Seller, constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (c) Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any federal, state, local or foreign court or governmental or regulatory authority (a "Governmental Entity") which has not been received or made, is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby or thereby, except for any consents, approvals, authorizations, filings or notices which, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser's ability to perform its obligations under this Agreement (a "Purchaser Material Adverse Effect").

         (d) No Violation. Neither the execution and delivery of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated hereby will constitute a breach or default under (or an event which, with the lapse of time or the giving of notice, or both, could constitute a breach or default) or violate or conflict with any oral or written contract, agreement or instrument to which Purchaser is a party or by which any of its assets may be bound, limited or otherwise affected, or under any order, judgment, decree or writ applicable to Purchaser or any of its assets except to the extent any such breach, default, violation or conflict would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

         (e) Sophistication of Purchaser. Purchaser (i) has the requisite knowledge and experience in investment and business matters to be capable of evaluating the merits and risks of an investment in the Secured Note and has relied on the Company's public filings in making its decision to purchase the Secured Note; (ii) is an "accredited investor" as defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"); (iii) understands that the Secured Note has not been registered under the Securities Act or the securities or similar laws of any state, and is being sold to Purchaser in reliance on the exemptions therefrom and in reliance on the representations and warranties of Purchaser contained herein; (iv) is acquiring the Secured Note for its own account without a view to a distribution or resale thereof; and (v) understands that its ability to transfer the Secured Note is restricted under applicable state and federal securities laws.

         (f) Broker's Fee. Purchaser has not made any agreement or taken any other action which might cause anyone to become entitled to a broker's or finder's fee on commission as a result of the transactions contemplated under this Agreement.

         2.2  Representations and Warranties of Seller.    Seller represents and
warrants to Purchaser as follows:

         (a) Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Seller has the requisite corporate power to own its properties and to conduct its business as it is currently being conducted.

         (b) Authority. Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming it constitutes a valid and binding obligation of Purchaser, constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (c) Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or any other person or entity which has not been received or made, is required by or with respect to Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby except for any consents, approvals, authorizations, filings or notices which, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller's ability to perform its obligations under this Agreement or on Purchaser's ability to exercise its rights as a first priority, perfected secured party under any of the Security Documents after the Closing (a "Seller Material Adverse Effect").

         (d) No Violation. Neither the execution and delivery by Seller of this Agreement nor the consummation by Seller of the transactions contemplated hereby will constitute a breach or default under (or an event which, with the lapse of time or the giving of notice, or both, could constitute a breach or default) or violate or conflict with any oral or written contract, agreement or instrument to which Seller is a party or by which any of its assets may be bound, limited or otherwise affected, or under any order, judgment, decree or writ applicable to Seller or any of its assets, except to the extent any such breach, default, violation or conflict would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

         (e) Documentation. Set forth on Part I of Schedule 2.2(e) attached hereto is a true and complete listing of each document, agreement, instrument or writing evidencing, creating or amending, modifying, supplementing or waiving any provision of the Secured Note or any of the liens or security interests securing the Secured Note (collectively, the "Note Documentation"). Contemporaneously with the execution and delivery of this Agreement, Seller has delivered to Purchaser a true, correct and complete copy of each document, agreement, instrument or writing evidencing the Note Documentation and the same has been so certified in writing by Seller. None of the Note Documentation has been amended, modified, supplemented or superceded, except as expressly provided therein. All of the Note Documentation (including without limitation the Secured
Note) remains the valid and enforceable obligations of the parties thereto, enforceable in accordance with their respective terms. Set forth on Part II of
Schedule 2.2(e) is a true and correct listing of each UCC Financing Statement filed in respect of the Secured Note or against the Company or any of its affiliates that are parties to or subject to any of the Security Documents.

         (f) Title to Securities and Related Property. Neither the sale and delivery of the Secured Note as contemplated by this Agreement nor the assignment of the Related Property is subject to any preemptive right or right of first refusal, "tag along" or similar right, or right of redemption (except by payment in full of all amounts due thereunder in cash) or repurchase. Seller owns all record and beneficial title, right and interest in and to the Secured Note and is the sole and exclusive beneficiary of each of the Security Documents. Upon delivery of the Secured Note to Purchaser as provided in Section 1.4, Purchaser will acquire sole beneficial ownership of the Secured Note and the Related Property, and upon registration of the transfer of the Secured Note and the Related Property with the Company or its transfer agent, as appropriate and if required, Purchaser will acquire sole record ownership of the Secured Note, free and clear of all Liens (other than restrictions and applicable restrictive legends under applicable federal and state securities laws).

         (g) Security Interests. Subject only to the Working Capital Loan (as defined in that certain Modification Agreement, effective as of June 1, 2001, between Seller and the Company (the "Modification Agreement")), Seller has a valid, perfected first priority security interest in those assets of the Company and its subsidiaries covered by the Security Documents which may be perfected by the filing of UCC financing statements. Seller has a valid, perfected first priority security interest in those assets of the Company and its subsidiaries covered by the Security Documents which may be perfected by possession. With respect to any security interest perfected by possession of the relevant asset, Seller has at all times been in possession of such assets (other than the certificates representing shares of stock identified on Schedule 2.2(g) hereof), without interruption. With respect to all other property subject to a security interest, lien, charge, hypothecation or other rights of Seller pursuant to any of the Note Documentation, Seller has made all filings and taken all actions necessary to perfect a valid and enforceable security interest in all such other property, and has maintained all such filings and continued and renewed all actions necessary to maintain such status.

         (h) Assets Subject to Security Interests. Other than replacements for, accessions or accretions thereto, after-acquired property, and assets physically located outside of the United States, the assets subject to the security interests referred to in Section 2.2(g) were sold, conveyed, transferred and assigned by Seller to (i) Swift EasyLink Co., Inc., a Delaware corporation and now known as EasyLink Services USA, Inc., and (ii) Swift Telecommunications, Inc. a New York corporation that was merged with and into ML Acquisition Corp., a Delaware corporation, pursuant to that certain Agreement and Plan of Merger dated as of January 31, 2001, by and among Mail.com, Inc. (n/k/a EasyLink Services Corporation), ML Acquisition Corp., Swift Telecommunications, Inc. and its sole shareholder, and all of such assets continue to be owned and held by such corporations.

         (i) Senior Indebtedness. Seller has agreed that the liens and security interests granted pursuant to the Security Documents shall be subordinate to the liens and security interests on accounts receivable of the Company securing the Working Capital Loan. Except as set forth in the immediately preceding sentence, neither the Secured Note or the indebtedness evidenced thereby nor the security interests in the assets securing the Secured Note is junior or subordinate to any other Indebtedness of the Company or any of its affiliates. Subject to the first sentence of this Section 2.2(g), to the knowledge of Seller, no other indebtedness of the Company or any of its affiliates is pari passu in right of payment or in right of security with the Secured Note or any of the assets or collateral securing the same pursuant to the Security Documents. Seller has not entered into any agreement of any nature with any lender to the Company relating in any manner to the Secured Note or any other indebtedness of the Company, including without limitation any subordination or intercreditor agreement.

         (j)  Status of the Secured Note; No Waivers, Modifications or Offsets.

                  (A) The Secured Note has been not been satisfied, canceled or rescinded in whole or in part. Seller has not received any payment of interest or principal on or in respect of the Secured Note. No scheduled payment of principal or interest under the Secured Note is past due as of the date hereof, whether or not any required notice of delay or default has been issued by Seller to the Company.

                  (B) There is no right of offset, diminution or abatement or any valid defense or counterclaim to the obligations of the Company or any other party under the Secured Note or any of the other Note Documentation and no defense, counterclaim or right of offset or rescission has been asserted or is threatened against Seller by the Company with respect to the Secured Note, any of the Note Documentation or any of the collateral securing the Secured Note pursuant to the Security Documents. Seller has not taken any action or engaged in any course of conduct that (i) could cause the Secured Note, the indebtedness evidenced thereby or any of the security interests granted pursuant to the Security Documents to be contractually or equitably subordinated to any other claim against the Company or any of its affiliates, its or their assets or any property or assets securing the Secured Note or to be subordinated to any such other claim under any other equitable theory, or (ii) could constitute a waiver of (or could estop Purchaser or its assignee from asserting) any of the rights or remedies of the lender or secured party under the Secured Note or any of the Security Documents. The Liens granted pursuant o the Security Documents are not subject to expungement, avoidance or reduction on any grounds whatsoever.

         (k) Sophistication of Seller. Seller (i) has the requisite knowledge and experience in investment and business matters to be capable of evaluating the merits and risks of an investment in the Purchaser Warrant and has relied on the Purchaser's public filings in making its decision to purchase the Purchaser Warrant; (ii) is an "accredited investor" as defined in Rule 501 under Regulation D promulgated under the Securities Act; (iii) understands that the Purchaser Warrant and the shares of Purchaser common stock issuable thereunder have not been registered under the Securities Act or the securities or similar laws of any state, and are being sold to Purchaser in reliance on the exemptions therefrom and in reliance on the representations and warranties of Purchaser contained herein; (iv) is acquiring the Purchaser Warrant for its own account without a view to a distribution or resale thereof; and (v) understands that its ability to transfer the Purchaser Warrant and the shares of Purchaser common stock issuable thereunder is restricted under applicable state and federal securities laws.

         (l) Broker's Fee. Seller has not made any agreement or taken any other action which might cause anyone to become entitled to a broker's or finder's fee or commission as a result of the transactions contemplated under this Agreement.

         (m)  Status of Agreements with the Company.  Schedule 2.2(m) sets forth
(i) a list of each instrument or agreement to which Seller or any of its subsidiaries or affiliates (each a "Seller Party") and the Company or any of its subsidiaries or affiliates (each a "Company Party") is a party that provides for the payment or receipt of amounts in excess of $20,000 per month in the aggregate or under which any Seller Party has paid or received amounts in excess of $20,000 per month in the aggregate at any time within the preceding six months, (ii) a brief description of the nature of each such instrument or agreement, and (iii) any amount owed under each such instrument or agreement as of the date of this Agreement, including a statement of the number of days that any such amount is past due as of the date hereof. No Seller Party to any such instrument or agreement is in breach or default thereof and, to the knowledge of Seller, no Company Party is in breach or default thereof.

         (n) Full Disclosure. Neither this Agreement nor any other document, agreement, instrument or writing delivered by or on behalf of Seller in connection with the transactions contemplated hereby or thereby contains any untrue statement of the material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, viewed as a whole, in light of the circumstances under which they were made, not misleading.

                              III. INDEMNIFICATION

         3.1 Seller's Indemnity. Seller agrees to indemnify and hold harmless Purchaser and its directors, officers, employees, shareholders and agents (the "Purchaser Indemnitees") from and against any and all liabilities, losses (including diminution of value), claims, damages (including amounts paid in settlement), costs and expenses (including, without limitation, costs of investigation and reasonable attorneys' fees and disbursements) (collectively, "Losses") incurred by them as a result of or based upon or arising out of (i) any breach of any representation, warranty, covenant or agreement of Seller under this Agreement, (ii) the successful or unsuccessful assertion by the Company or any creditor of the Company of any defense, claim or counterclaim that is based upon or arises out of any actual or alleged act or omission of Seller or any affiliate of Seller occurring on or before the Closing Date, or
(iii) any failure of Purchaser (other than due to the conduct of Purchaser) to have a valid, perfected, first priority security interest in the capital stock and assets of the Company and its subsidiaries covered by the Security Documents.

         3.2 Purchaser's Indemnity. Purchaser agrees to indemnify and hold harmless Seller and its directors, officers, employees, shareholders and agents (the "Seller Indemnitees") from and against any and all Losses incurred by them as a result of, or based upon or arising from any breach of any representation, warranty, covenant or agreement of Purchaser under this Agreement.

         3.3  Notice and Resolution of Claims.

         (a) Notices. Each person or entity entitled to indemnification pursuant to Section 3.1 or 3.2 (an "Indemnitee") shall give written notice to the party from whom such indemnification is sought (the "Indemnifying Party") promptly after obtaining knowledge of any claim that it may have under Section
3.1 or 3.2, as applicable. The notice shall set forth in reasonable detail the claim and the basis for indemnification. Failure to give written notice in a timely manner shall not release the Indemnifying Party from its obligations under Section 3.1 or 3.2, as applicable, except to the extent that such failure materially prejudices the ability of the Indemnifying Party to contest the claim.

         (b) Defense of Third Party Claims. If a claim for indemnification pursuant to Section 3.1 or 3.2 shall arise from a demand, claim, action, suit, proceeding or investigation by a third party (a "Third Party Claim"), the Indemnifying Party may assume the defense of the Third Party Claim, provided the Indemnifying Party proceeds with diligence and in good faith with respect thereto. If the Indemnifying Party assumes the defense of the Third Party Claim, the defense shall be conducted by counsel chosen by the Indemnifying Party, provided that the Indemnitee shall retain the right to employ its own counsel and participate in the defense of the Third Party Claim at its own expense (which will not be recoverable from the Indemnifying Party under this Article III or otherwise). In addition, the Indemnitee may employ separate counsel, and the Indemnifying Party shall bear the expenses of such separate counsel, if (i) in the written opinion of counsel chosen by the Indemnifying Party, use of that counsel would be expected to give rise to a conflict of interest, (ii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the assertion of any such claim or institution of any such action or proceeding, or (iii) the Indemnifying Party shall authorize the Indemnified Party in writing to employ separate counsel at the expense of the Indemnifying Party. In no event shall the Indemnifying Party be obligated to pay the fees and expenses of more than one counsel (together with any reasonably necessary local counsel) for all Indemnified Parties with respect to any claim indemnified under this Article III. Notwithstanding the foregoing provisions of this Section 3.3(b), (i) no Indemnifying Party shall be entitled to settle any Third Party Claim for which indemnification is sought under this Article III without the Indemnitee's prior written consent unless as part of such settlement the Indemnitee is fully and unconditionally released from all liability and Losses with respect to the Third Party Claim and the settlement does not impose any equitable remedy on the Indemnitee, or require the Indemnitee to admit any wrongdoing, and (ii) no Indemnitee shall be entitled to settle any Third Party Claim for which indemnification is sought under
Section 3.1 or Section 3.2 without the Indemnifying Party's prior written consent unless as part of the settlement the Indemnifying Party is fully and unconditionally released from all liability and Losses with respect to the Third Party Claim and the settlement does not impose any equitable remedy on the Indemnifying Party, or require the Indemnifying Party to admit any wrongdoing.


                                IV. MISCELLANEOUS

         4.1 Notice. Any notice, consent, waiver or demand pursuant to or in connection with this Agreement must be in writing and will be deemed to be delivered when personally delivered or when actually received by facsimile transmission, overnight courier of national reputation or United States mail, at the address or facsimile number stated below (or at such other address or facsimile number as such party may designate by written notice to the other party hereto), with copies of any such communication to Purchaser sent to the person indicated:

         SELLER:

                  AT&T Corp.
                  One AT&T Way
                  Room 3A123
                  Bedminster, NJ  07921
                  Attn:    Robert S. Feit, Esq.
                           Vice President-Law and Secretary
                  Facsimile:  908-234-7871


         PURCHASER:

                  PTEK Holdings, Inc.
                  3399 Peachtree Road, NE
                  The Lenox Building, Suite 700
                  Atlanta, GA 30326
                  Attn:    Patrick G. Jones, Esq.
                           Executive Vice President and Chief Legal Officer
                  Facsimile:  404-262-8540

         Copy to:

                  Kilpatrick Stockton LLP
                  Suite 2800
                  1100 Peachtree Street
                  Atlanta, GA  30309
                  Attn:  Daniel T. Falstad, Esq.
                  Facsimile:  404-541-3196


         4.2 Transfer Taxes and Other Costs. Seller will pay all sales, use, transfer, stamp, conveyance, value added or other similar taxes, duties, excise or governmental charges imposed by any United States or state taxing authority, and all recording or filing fees, notarial fees and other similar costs of the Closing with respect to the transfer of the Secured Note or otherwise on account of this Agreement or the transactions contemplated hereby, if any.

         4.3 Exhibits. The exhibits attached hereto and referred to herein are incorporated herein and made a part of this Agreement for all purposes.

         4.4 Entire Agreement. This Agreement and the agreements and documents delivered hereunder constitute the entire agreement among the parties hereto with respect to the subject matter hereof and there are no understandings, representations, warranties or agreements relative hereto which are not fully expressed herein. No change, waiver or discharge of this Agreement will be valid unless in writing and executed by the party against whom such change, waiver or discharge is sought to be enforced

         4.5 Assignment. This Agreement will apply to, inure to the benefit of, and be binding upon and enforceable against the parties to this Agreement and their respective legal representatives, successors and permitted assigns. Neither party may assign this Agreement without the prior written consent of the other party; provided, however, that Purchaser shall be permitted to assign its rights and obligations under this Agreement to any affiliate of Purchaser without Seller's consent.

         4.6  Governing Law.   This Agreement, and the rights and obligations of
the parties hereto, will be governed by the substantive laws of the State of New York without giving effect to the principles of conflict of laws of that state.

         4.7 Captions. Any captions, headings and arrangements used in this Agreement are for convenience and do not in any way effect, limit or amplify the terms and provisions hereof.

         4.8  Expenses.   Subject  to  Section  4.2   hereof,  Seller   will  be
responsible for its own expenses (including without limitation, legal and accounting fees) and Purchaser will be responsible for its own expenses (including, without limitation, legal and accounting fees) incurred in connection with the transactions contemplated under this Agreement, whether or not such transactions are consummated.

         4.9  Counterparts.   This  Agreement may  be executed in any  number of
separate counterparts, each of which will be deemed to be an original, but which together will constitute one and the same instrument.

         4.10 Drafting Presumption. This Agreement will be construed fairly as to each party to this Agreement regardless of which party drafted it. Each of the parties to this Agreement acknowledges and agrees that each of them played a significant and essential role in the preparation, drafting and review of this Agreement.

         4.11 Further Assurances. All deliveries, payments and other transactions and documents relating to the transactions contemplated herein shall be interdependent and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived in writing satisfaction or performance thereof as a condition precedent to Closing). In addition to taking such actions as shall be required hereunder at or prior to the Closing, each party hereto shall use all commercially reasonable efforts to cause each of the conditions to Closing set forth herein to be satisfied as promptly as practicable. Each party shall, at the request of any other party from time to time and at any time, whether on or after the Closing Date, and without further consideration, execute and deliver such deeds, assignments, transfers, assumptions, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably necessary to procure for the party so requesting, and its successors and assigns, or for aiding and assisting in collecting and reducing to possession, the Secured Note, or for the assumption of the obligations related thereto, or to otherwise satisfy and perform the obligations of the parties hereunder. Without limiting the foregoing, (i) immediately following the execution and delivery of this Agreement, Seller shall request that the Company provide to Seller each of the original certificates representing shares of capital stock securing the Secured Note identified on Schedule 2.2(g) hereto and accompanying stock powers and shall use its commercially reasonable efforts to obtain and deliver such certificates and stock powers to Purchaser, at the earliest practicable date upon or following the Closing, (ii) as promptly as practicable following the execution and delivery of this Agreement, Seller shall provide to Purchaser true and correct copies of all correspondence between AT&T or any of its affiliates and the Company or any of its affiliates relating in any manner to the Secured Note, and (iii) Seller shall, upon the request of Purchaser, in a timely manner on and after the Closing Date execute and deliver to Purchaser such other documents, releases, assignments and other instruments and take such actions as may be reasonably required to effectuate completely the transfer and assignment to Purchaser of, and to vest fully in Purchaser all of Seller's right, title and interest in and to, the Secured Note, the Security Documents and the Related Property.

         4.12 Confidentiality. Seller shall, and shall use its best efforts to cause its representatives (including without limitation its directors, officers, employees and agents) to, hold in strict confidence and not disclose to any other person without the prior written consent of Purchaser, any information concerning the terms of this Agreement or the transactions contemplated hereby; provided, however, that Seller may disclose such information (i) if and to the extent required by a court of law or a governmental authority, but only if Seller promptly notifies Purchaser of the required disclosure so it may seek an appropriate protective order or waive compliance with the provisions of this Agreement, or (ii) if and to the extent Seller shall have been advised by counsel (which may include Seller's internal counsel) that such disclosure is otherwise required by law, but only if Seller shall notify Purchaser of the timing and substance of such disclosure in advance thereof. Seller agrees to instruct all of its respective officers, employees, agents and other representatives who shall have access to any of the information to which the foregoing undertaking relates to maintain the confidentiality of all such information and agrees to be responsible for such persons' compliance with the obligations set forth herein.


                     [Signatures appear on following page.]

         IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed on its behalf, as of the date first above written.


                                  SELLER:

                                  AT&T CORP.



                                  By:  /s/  Barbara Peda
                                       ---------------------------
                                            Barbara Peda


                                  PURCHASER:

                                  PTEK HOLDINGS, INC.



                                  By:  /s/  Jeffrey A. Allred
                                       ---------------------------
                                            Jeffrey A. Allred



EDGARLink 7.0 (8/00) Ver. 3.1